January 11, 2008

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3720

Re:	Compañía de Telecomunicaciones de Chile S.A. (Telecommunications Company of Chile) Form 20-F for Fiscal Year Ended December 31, 2006 Filed April 13, 2007 File No. 1-10579

Dear Mr. Spirgel:

This letter sets forth our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 18, 2007 and in subsequent conference calls we have had with the Staff in connection with the annual report on Form 20-F for the year ended December 31, 2006 of Compañía de Telecomunicaciones de Chile S.A. (Telecommunications Company of Chile or the “Company”).

We set forth below our responses to each of the issues the Staff has raised, indicating each issue in boldface text with our response below.

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Whether bundled contracts allow a customer to cancel television service and continue with voice and broadband service.

Pursuant to our multi-product strategy, our contracts include all services provided to the customer for an indefinite period with a minimum initial duration of 12 months. Customers, however, can cancel one service included in the bundle without canceling all other bundled services.

Mr. Larry Spirgel
Securities and Exchange Commission	2	January 11, 2008

Whether the contracts specifically refer to the set top box and related equipment installed in the customer’s home and whether the contract states the customer’s obligation to return the equipment to the Company.

The contract includes an addendum that makes reference to such equipment and to the conditions pursuant to which such equipment is provided.  It also indicates that if the equipment is not returned upon cancellation of the contract, the Company has the right to charge a penalty to the customer’s account.  As a general practice, the Company first tries to recover the equipment from a cancelling customer’s home.  If recovery of the equipment is unsuccessful, the Company charges a penalty to the customer’s account.  Approximately 97% of the Company’s TV customers subscribe to more than one service from the Company.  Therefore, the majority of customers that cancel TV service maintain a relationship with the Company after cancellation of the TV service and the Company charges any penalties to the accounts of such customers.  In other cases, the Company’s internal collections department handles the collection of delinquent customer accounts.

Whether there are cases of satellite TV service cancellations (i) as of December 31, 2006 and (ii) as of September 30, 2007.  Whether, in such cases, the equipment has been recovered from the customer’s home.

During the year ended December 31, 2006, the number of TV service cancellations totaled 7,290.  During the nine month period ended September 30, 2007, the number of TV service cancellations totaled 41,833.  These cancellations refer only to TV service and not necessarily to the other services included in the bundled offers the Company provides. The Company’s multiproduct strategy (selling multiple services as a bundled package) allows the Company to reduce churn (cancellation of services). Based on the Company’s experience, it is common that products have a higher churn during their launching period, with the churn decreasing over time.

Approximately 90% of the equipment related to the satellite TV service was recovered from terminating customers. The unrecovered 10% mainly relates to satellite TV antennas and the Company believes the recovery of such antennas is not profitable.  The cost of this unrecovered equipment is charged to the income statement as an operating expense.

Removal of broadband equipment from customer homes following cancellation of broadband service follows the same procedure as that for removal of TV equipment following cancellation of TV service.

The number of TV service installations performed in 2006 and 2007.

The installations for TV service performed during 2006 amounted to 101,499 and

Mr. Larry Spirgel
Securities and Exchange Commission	3	January 11, 2008

for the nine month period ended September 30, 2007 they amounted to 144,666, of which approximately 97% were sold as part of a bundled package.

Whether the asset “impairment test” for TV service performed under FASB 144 (US GAAP) is calculated on a group basis or by customer (and, if on a group basis, the Company’s explanation of the group calculation model).

To perform the impairment test, the asset is grouped with other associated assets to form an asset group, as defined by FASB 144, since the individual assets do not generate independent (stand alone) cash flows. The asset group is formed by antennas, decoders, cables, and modems. When compared with the total cost of the equipment (including installation costs), the future revenues generated by these assets allow the Company to recuperate the costs over the defined useful life.

Explanation of the treatment of installation costs upon cancellation of TV service.

When a customer cancels their TV service before the asset has been fully amortized, all capitalized costs, including installation costs, associated with the corresponding asset are charged to the income statement as an operating expense.

Explanation of the treatment of costs associated with removal of equipment from a customer’s home after cancellation.

Once the Company removes equipment, this cost is charged to the income statement as an operating expense.

Explanation of the treatment of installation costs for refurbished TV equipment.

As mentioned above, when a customer cancels their service before the asset has been fully amortized, all capitalized costs, including installation costs, associated with the corresponding asset are charged to the income statement as an expense.

As mentioned above, the Company recovers approximately 90% of customer equipment. Necessary costs incurred to install refurbished equipment in the home of a new customer are capitalized.

During the year 2006, 1,049 refurbished items of TV equipment were installed with related installation costs of Ch$11 million.  For the nine month period ended September 30, 2007, capitalized installation costs of refurbished TV equipment reached Ch$163 million.

Mr. Larry Spirgel
Securities and Exchange Commission	4	January 11, 2008

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In providing the above responses, and in response to the Staff’s request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the responses, please do not hesitate to contact in Santiago, Chile the undersigned or our Finance Manager, Isabel Margarita Bravo at 562-691-3867 or fax: 562-691-3289, or our counsel, Nicholas Kronfeld of Davis Polk & Wardwell, at 212-450-4950 or fax: 212-450-3950.

Very truly yours,

/s/ Diego Martínez-Caro De La Concha-Castañeda
Diego Martínez-Caro De La Concha-Castañeda Director of Management Control and Chief Accounting Officer

cc:	Nicholas A. Kronfeld Davis Polk & Wardwell Andrés Marchant Ernst & Young Ltda. Taiwo Danmola Ernst & Young LLP Mark O. Foreman Ernst & Young LLP